Exhibit 99.1

Goldcorp Named as Recipient of Canada's Clean Growth Program Funding

$5 Million Grant Supports Innovation to Reduce GHG Emissions

VANCOUVER, Oct. 29, 2018 /CNW/ - GOLDCORP INC. (TSX:G, NYSE:GG) ("Goldcorp") is pleased to announce the Government of Canada intends to support its Borden Project as the recipient of a $5 million investment designed to spur innovation in cleaner, more sustainable mining.

The Borden Project located in Chapleau, Ontario, will be the first underground mine in Canada to replace all diesel mobile equipment with battery electric vehicles.

"We believe the days of diesel use for underground mining equipment are numbered and electrification of our mobile fleet is a logical way to significantly reduce the mine's environmental footprint," said David Garofalo, Goldcorp's President and CEO. "We are partnering with like-minded technology suppliers like Maclean Engineering and Sandvik, provincial and federal governments and First Nations to commercialize clean technologies, improve health and safety performance, and reduce GHG emissions with the aim of improving the viability, sustainability and profitability of our mines. It's gratifying to see multiple levels of government support innovation and our vision of a safer, greener mining industry."

The project would be funded by Natural Resources Canada's Clean Growth Program, which is a $155 million investment fund for clean technology research and development and demonstration projects in three Canadian sectors: energy, mining and forestry.

"Improved environmental performance in Canada's mining sector is one of the key paths to a low-carbon economy," said  the Honourable Amarjeet Sohi, Canada's Minister of Natural Resources. "This project helps advance clean technologies to commercial readiness, creates good middle class jobs and reduces greenhouse gas emissions."

Borden is a key part of Goldcorp's plan to increase production by 20% by 2021 and is expected to begin commercial production in the second half of 2019.

Goldcorp has successfully spurred innovation in the mining sector through its #DisruptMining challenge and has invested over $10 million in a range of start-ups and new technologies in the past two years. #DisruptMining offers entrepreneurs a platform to bring disruptive and exponential technologies to the sector, whether it's unlocking exploration opportunities; finding operational and production efficiencies; reducing the environmental footprint and delivering on sustainability commitments; or developing alternative ways to finance capital projects.

Any innovator interested in pitching their idea at the #DisruptMining innovation expo and "shark-tank" style live event is encouraged to submit an application. Full application details and requirements can be found at: www.disruptmining.com. Submissions will be accepted until November 5, 2018.

About Goldcorp www.goldcorp.com

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

Cautionary Note Regarding Forward-Looking Statements

Certain disclosures in this document constitute forward-looking statements. In making the forward-looking statements, the Company has applied certain factors and assumptions that are based on the Company's current beliefs as well as assumptions made by and information currently available to the Company, including that the Company is able to execute the challenge in accordance with the terms described herein. Although the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect, and the forward-looking statements are subject to numerous risks, uncertainties and other factors that may cause future results to differ materially from those expressed or implied in such forward-looking statements. Such risk factors include, among others, those matters identified in its continuous disclosure filings, including its most recently filed annual information form. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not intend, and expressly disclaims any intention or obligation to, update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

For further information please contact:

INVESTOR CONTACT	MEDIA CONTACT
Shawn Campbell Director, Investor Relations Telephone: (800) 567-6223 E-mail: info@goldcorp.com	Christine Marks Director, Corporate Communications Telephone: (604) 696-3050 E-mail: media@goldcorp.com

View original content:http://www.prnewswire.com/news-releases/goldcorp-named-as-recipient-of-canadas-clean-growth-program-funding-300739177.html

SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/October2018/29/c7559.html

%CIK: 0000919239

CO: Goldcorp Inc.

CNW 13:30e 29-OCT-18